United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Vale updates on the outbreak of the coronavirus and humanitarian support

Rio de Janeiro, March 20th, 2020 – Vale S.A. (“Vale”) informs on the first cases of infection among its employees, the humanitarian support it has offered to the Brazilian Government and the measures it is taking in response to the COVID-19 outbreak.

On this date, the first two cases of Vale’s employees infected with the coronavirus were confirmed, in Minas Gerais and Rio de Janeiro, Brazil. Vale has communicated both cases to the authorities and is providing all the support to the employees, who are doing well and are in domiciliary isolation.

As the largest Brazilian iron ore exporter to Asia, Vale informs that it has offered humanitarian support to the Brazilian Government through its infrastructure in the region, enabling the import of medical supplies, such as ventilators and test kits, to attend to patients infected with the COVID-19. This ongoing effort is being developed through permanent contact with the Health Authorities of the Brazilian Government.

Additionally, the company is globally implementing several measures to support the prevention of the COVID-19 and the business continuity at its sites:

• Established since January 2020 a Crisis Management structure and governance to manage and deploy the actions defined on Vale’s global COVID-19 Pandemic Preparedness and Response Plan following each Local Risk Classification;

• Organized critical operational leadership and staff in physically isolated teams, with the adoption of the minimal contingent for safe operation, backup team and movement restriction;

• Is implementing screening points on company operation sites, limiting access to essential visitors and suppliers and preventive actions at restaurants to reduce exposure and sources of contamination

• Is planning for essential supplies, business continuity and shielding of critical sites.

• Cancelled or postponed all non-essential business trips and events;

• Instructed all Vale’s employees returning from international travels to contact the company´s health department by telephone before returning to activities, even if they do not present any of the symptoms;

• Implemented a home-office regime where no social contact is mandatory;

• Is communicating through corporate-wide webcasts and internal channels on the response plan to the Coronavirus Pandemic and necessary prevention procedures; and

• Is supporting and monitoring employees with symptoms.

The company also informs that it is complying with the health and safety protocols established by the authorities and agencies of each country it operates and is monitoring the developments of the situation closely.

Vale reaffirms its commitment to the safety of its people and the communities in which it operates and will keep investors and markets informed of future developments.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations
Date: March 20, 2020